Exhibit 3.50

STATE OF

DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

First: The name of the limited liability company is ______________________Radio One Entertainment Holdings, LLC (name reservation number - 5423126)

Second: The address of its registered office in the State of Delaware is _________________ 2711 Centerville Road, Suite 400 in the City of Wilmington ______________________________ Zip code 19808                   The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is _________________________.”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate Formation this 19th day of June, 2014.